

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2014

Via E-mail
Hui Huang
Chief Financial Officer
Renren Inc.
1/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People's Republic of China

>   **Re: Renren Inc.**
>   **Form 20-F for the fiscal year ended December 31, 2013**
>   **Filed April 29, 2014**
>   **File No. 001-35147**

Dear Mr. Huang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company

B. Business Overview

Regulation

Regulations on Foreign Exchange, page 55

1.   You disclose that you expect that after the conversion of the net proceeds from your initial public offering in May 2011 into RMB pursuant to SAFE Circular 142, your use of RMB funds have been, and will be, within the approved business scope of our PRC subsidiaries. Tell us what consideration you gave to updating the status of this approval.

C. Organizational Structure, page 58

2.   We note that the organization chart on page 59 does not reflect some of the subsidiaries, including those that conduct online games and the internet business, on page F-11 of the filing. Please tell us whether any significant amounts of business activities are being conducted through the entities that are not listed and, if so, why they were excluded from the chart. We also note that your description of the contractual arrangements with your consolidated affiliated entities on page 60 does not include a discussion of your arrangements with Jiexi Haohe, which was incorporated in 2013 to conduct the IVAS business. Please advise.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 86

3.   We note you have chosen to not separately reflect cash flows pertaining to discontinued operations in your statements of cash flows. Tell us what consideration you gave to describing the positive or negative impact that the absence of cash flows from discontinued operations is expected to have on your liquidity and capital resources and to providing an indication of the amount of cash flows from discontinued operations in each of the periods presented. In your response, please address your consideration of the disclosures required under Item 5.B and D of Form 20-F.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities

The VIE Arrangements, page F-12

4.   You indicate that the extension of the term of the intellectual property license agreements is subject to consent by both parties. Since this provision requires the VIEs' approval for contract renewal upon expiration, please provide your analysis of how you considered whether this right represents, in substance, a kick-out right for these contracts. That is, explain whether the renewal rights essentially give the VIEs the unilateral ability to remove the WFOEs, giving the VIE the power to direct the activities of variable interest entity that most significantly impact the entity's economic performance. Refer to ASC 810-10-25-38C.

5.   We note your disclose on page F-18 of the total current and non-current assets and liabilities of the VIEs. Tell us what consideration you gave to expanding your disclosure to present the carrying amounts and classification of the VIEs' assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOEs for accrued service fees. In addition, you should describe the recognized and unrecognized revenue-

producing assets that are held by the VIEs. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. In addition, you should disclose how your involvement with the VIEs affects your cash flows. Refer to ASC 810-10-50-2AA.d, 50-3.bb and 50-5A.d.

Note 10. Long-Term Investments, page F-47

6.   Tell us what consideration you gave to disclosing the amount of equity in undistributed earnings of equity method investments for each of the years presented. Refer to Rule 4-08(e)(2) of Regulation S-X.

7.   Tell us what consideration you gave to disclosing your percentage of equity ownership in JMOOP for each of the years presented. Refer to ASC 323-10-50-3(a)(1). In addition, please explain to us how you compute your share of JMOOP's loss/gain for each of the years.

Exhibits 15.2 and 15.3

8.   The exhibits signed by TransAsia Lawyers and Maples and Calder should consent to the incorporation by reference of their names and the summarizations of their opinions into the Form S-8 (File No. 333-177366) that was filed on October 18, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Mark P. Shuman,

Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant